# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TRex Bio, Inc., CIK 0002139097
CUSIP: 89531N100
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 269 East Grand Avenue, Suite 300, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 10/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000924020

## Reporting persons
- Johnson & Johnson Innovation - JJDC, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,475,302; sole dispositive power 0; shared dispositive power 1,475,302; aggregate amount beneficially owned 1,475,302 (5.3% of the class)
- JOHNSON & JOHNSON: type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 1,475,302; sole dispositive power 0; shared dispositive power 1,475,302; aggregate amount beneficially owned 1,475,302 (5.3% of the class)

## Item 1. Issuer
Name of issuer: TRex Bio, Inc.
Address of issuer's principal executive offices: 269 East Grand Avenue, Suite 300, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Johnson & Johnson Innovation-JJDC, Inc., a Delaware corporation ("JJDC"), and Johnson & Johnson, a New Jersey corporation ("J&J")(together, the "Reporting Persons"). JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being beneficially owned by JJDC and J&J are directly beneficially owned by JJDC, and J&J may be deemed to indirectly beneficially own such securities. The agreement between the Reporting Persons to file jointly (the "Joint Filing Agreement") is filed herewith as Exhibit A.
Address of principal business office or, if none, residence:
JJDC: 410 George Street, New Brunswick, NJ 08901
J&J: One Johnson & Johnson Plaza, New Brunswick, NJ 08933
Citizenship:
JJDC: DE
J&J: NJ

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G. Percentage ownership is based on 27,577,535 shares of Common Stock outstanding following the closing of the Issuer's initial public offering on October 13, 2026, as provided to the Reporting Persons by the Issuer.
Sole power to vote or to direct the vote: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Johnson & Johnson Innovation - JJDC, Inc.: /s/ Jill McManus, Jill McManus/Assistant Treasurer (10/15/2026)
- JOHNSON & JOHNSON: /s/ Marc Larkins, Marc Larkins/Secretary (10/15/2026)